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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 AND ENDING 12/31/2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FG MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 JOHN STREET # 703.
(No. and Street)

NEW YORK NY 10038
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SANTOSH SHETTY 212-2276611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JONES KOHANSKI
(Name – *if individual, state last, first, middle name*)

3939 BIRNEY AVENUE MOOSIC PA 18507
(Address) (City) (State) (Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH, D.C.
151

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/29

OATH OR AFFIRMATION

I, SANTOSH SHETTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of F G MARKETS, INC., as of DECEMBER 31st, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOUSTON GRANVILLE
No. 01GR6094827
Notary Public, State of New York
Qualified in Bronx County
My Commission Expires June 30, 2007



02-28-07

FG MARKETS, INC.

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION
DECEMBER 31, 2006 AND 2005


PROCESSING
SEC MAIL
RECEIVED
MAR - 1 2007
SECTION
WASH, D.C.
151

FG MARKETS, INC.

TABLE OF CONTENTS
DECEMBER 31, 2006 AND 2005

	PAGE
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheets	2
Statements of Income and Accumulated Deficit	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 9
ADDITIONAL INFORMATION:	
Operating Expenses	10
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Reconciliation of Net Capital	14

JonesKohanski
Consultants | Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FG Markets, Inc.:

We have audited the accompanying balance sheet of FG Markets, Inc. as of December 31, 2006 and 2005, and the related statements of income and accumulated deficit, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Markets, Inc. as of December 31, 2006 and 2005, and the results of it's operations, changes in stockholder's equity, and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 14 is presented for the purposes of additional analysis and is not a required part of the basic financial statements. The information on pages 11 through 14 is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones Kohanski & Co., LLP

February 8, 2007
Moosic, PA

JONES KOHANSKI & CO., LLP
6 Brookhill Square South . Sugarloaf PA 18249 . Phone: 570.788.7000 . Fax: 570.788.7001
3939 Birney Avenue . Moosic PA 18507 . Phone: 570.941.2248 . Fax: 570.941.2236

FG MARKETS, INC.

BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash	$ 18,804	$ 20,804
Receivable from brokers or dealers	1,262	84
Accounts receivable	19,000	58,500
Deferred income taxes	97,235	89,235
Deposits	25,000	25,000
Loans to related entities	8,680	-
Total Current Assets	169,981	193,623
FURNITURE AND EQUIPMENT	10,247	13,502
OTHER ASSETS:		
Security Deposit	28,044	28,044
	$ 208,272	$ 235,169
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts Payable	$ 1,480	$ 2,129
Obligation Under Capital Lease - Current Portion	2,130	1,827
Total Current Liabilities	3,610	3,956
LONG TERM DEBT, net of current portion:		
Obligation Under Capital Lease	2,935	5,065
Total Liabilities	6,545	9,021
STOCKHOLDER'S EQUITY:		
Common stock, $10 par value; 100,000 shares authorized, 56,000 shares issued and outstanding	560,000	560,000
Accumulated deficit	(358,273)	(333,852)
Total Stockholder's Equity	201,727	226,148
	$ 208,272	$ 235,169

The accompanying notes are an integral part of these financial statements

FG MARKETS, INC.

STATEMENTS OF INCOME AND ACCUMULATED DEFICIT
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES:		
Consultant fees	$ 64,000	$ 125,500
Interest income	1,177	831
Commissions	-	6,564
Total Revenues	65,177	132,894
COST OF REVENUES:		
Clearing charges	384	1,093
Gross Profit	64,793	131,801
OPERATING EXPENSES	97,217	170,507
LOSS FROM OPERATIONS	(32,424)	(38,706)
OTHER INCOME:		
Gain (Loss) on foreign exchange rate conversion	3	(5,167)
World Trade Center Incentive Grant	-	7,000
LOSS BEFORE PROVISION FOR INCOME TAXES	(32,421)	(36,873)
PROVISION FOR INCOME TAXES (BENEFIT):		
Deferred	(8,000)	(7,891)
NET LOSS	(24,421)	(28,982)
ACCUMULATED DEFICIT:		
BEGINNING	(333,852)	(304,870)
ENDING	$ (358,273)	$ (333,852)

The accompanying notes are an integral part of these financial statements.

FG MARKETS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
BALANCE - JANUARY 1, 2005	$ 560,000	$ -	$ (304,870)	255,130
Net Loss	-	-	(28,982)	(28,982)
Issuance of Common Stock	-	-	-	-
BALANCE - DECEMBER 31, 2005	560,000	-	(333,852)	226,148
Net Loss	-	-	(24,421)	(24,421)
Issuance of Common Stock	-	-	-	-
BALANCE - DECEMBER 31, 2006	$ 560,000	$ -	$ (358,273)	$ 201,727

The accompanying notes are an integral part of these financial statements.

FG MARKETS, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (24,421)	$ (28,982)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation	3,598	3,976
Deferred income taxes	(8,000)	(7,891)
Change in assets and liabilities:		
Receivable from brokers or dealers	(1,178)	3,057
Accounts receivable	39,500	(58,500)
Deposits	-	(26,505)
Loans to related entities	(8,680)	-
Accounts payable	(649)	(147)
Net Cash Provided (Used) By Operating Activities	170	(114,992)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(343)	(4,410)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on capital lease	(1,827)	(1,323)
NET DECREASE IN CASH	(2,000)	(120,725)
CASH - BEGINNING	20,804	141,529
CASH - ENDING	$ 18,804	$ 20,804
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ 938	$ 1,112
NONCASH INVESTING AND FINANCING ACTIVITIES:		
Acquisition of equipment with capital lease	$ -	$ 8,215

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS

Nature of Operations

FG Markets, Inc., (formerly FG (USA), Inc.) is registered with the Securities and Exchange Commission (SEC) as a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD). The Company operates its business from leased facilities located in Manhattan, NY.

Basis of Accounting

The financial statements of FG Markets, Inc. have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with initial maturity of three months or less to be cash equivalents.

Furniture, Equipment, and Improvements

Furniture, equipment, and improvements are recorded at cost. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Furniture and Fixtures	5 years
Office Equipment	5 years
LeaseHold Improvements	5 years

NOTE 1: SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS (CONT'D)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax accounting of organization costs that will result in taxable or deductible income amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. Deferred income tax assets are also recognized for tax credits and net operating loss carryovers that are available to offset future income taxes.

NOTE 2: LONG-TERM DEBT

CAPITAL LEASE OBLIGATIONS

FG Markets Inc., Has entered into a capital lease for equipment. The lease agreement requires monthly payments of $266. The lease matures February 2009.

The following is a summary of future minimum lease payments required under this capital lease along with the present value of the net minimum lease payments as of December 31, 2006.

Years Ending December 31,	Amount
2007	$ 3,192
2008	3,192
2009	537
Total minimum lease payments	6,921
Less amounts representing interest taxes and insurance	(1,856)
Present value of net minimum lease payments	$ 5,065

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2006	2005
Furniture and fixtures	$ 4,772	$ 4,772
Office equipment	15,531	15,189
Leasehold Improvements	2,500	2,500
	22,803	22,461
Less: Accumulated depreciation	12,556	8,959
	$ 10,247	$ 13,502

NOTE 4: INCOME TAXES

Components of income tax provision are as follows:

	2006	2005
Deferred income tax expense (benefit)	$ (8,000)	$ (7,891)

The net deferred tax asset in the accompanying balance sheet at December 31 includes the following components:

	2006	2005
Current deferred tax asset	$ 97,235	$ 89,235

NOTE 5: DEPOSITS

Deposits consisted of the following at December 31:

	2006	2005
Deposit with Pershing	$ 25,000	$ 25,000
Deposit on leased facility	28,044	28,044
	$ 53,044	$ 53,044

NOTE 6: LEASING ARRANGEMENTS

FG Markets, Inc. entered into an operating lease on December 28, 2005 to rent an office facility in New York, New York. The term of the lease is five years commencing on February 1, 2005 and ending January 31, 2010.

Minimum future lease payments under the above operating lease are as follows:

Years ending December 31,	Amount
2007	$ 58,950
2008	$ 60,509
2009	$ 62,114
2010	$ 5,187

NOTE 7: NET CAPITAL REQUIREMENTS

FG Markets, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(V)(i)), which requires the maintenance of minimum net capital of $5,000. At December 31, 2006, the Company had net capital of $37,081.

FG MARKETS, INC.

OPERATING EXPENSES
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
OPERATING EXPENSES:		
Salaries and wages	$ 4,000	$ 51,779
Payroll taxes	590	5,604
Rent	40,589	57,175
Communications	18,790	16,278
Professional fees	9,036	10,188
Utilities	5,324	9,990
Travel	4,618	1,153
Depreciation	3,598	3,976
Office expense	2,721	2,646
Repairs and maintenance	2,659	2,781
Registration and membership	1,489	5,105
Dues and subscriptions	1,229	346
Taxes	1,218	1,227
Insurance	810	831
Miscellaneous expense	338	149
Vehicle expense	208	1,279
Professional development	-	39
Total Operating Expenses	$ 97,217	$ 170,546

See accountants' report.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2006

SCHEDULE I

FG MARKETS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

Total Stockholder's equity from the balance sheet		$ 201,727
Less: Stockholders equity not allowed for net capital		-
Total Stockholder's equity qualified for net capital		201,727
Deductions and/or charges:		
Nonallowable assets:		
Petty Cash	$ 1,404	
Furniture and equipment, net	10,247	
Other receivables	47,044	
Deferred income tax asset	97,235	
Loans to related entities	8,680	
		(164,610)
Net capital before haircuts on securities positions		37,117
Haircuts on securities		56
Net Capital		$ 37,061
Computation of basic net capital requirement:		
Minimum dollar net capital requirement of reporting broker/dealer in accordance with SEC Rule 15c3-1(a)(2)(V)(i)		5,000
Excess Net Capital		$ 32,061

See auditors' report.

SCHEDULE II

FG MARKETS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

** This Company is exempt from the filing requirements of SEC Rule 15c3-3 under section (k)(2)(ii) of the aforementioned Rule. Accordingly, no information has been provided in this schedule.

See auditors' report.

SCHEDULE III

FG MARKETS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

** This Company is exempt from the filing requirements of SEC Rule 15c3-3 under section (k)(2)(ii) of the aforementioned Rule. Accordingly, no information has been provided in this schedule.

See auditors' report.

SCHEDULE IV

FG MARKETS, INC.

RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2006

Net capital per FG Market, Inc.'s Part IIA (unaudited) FOCUS report as of December 31, 2006		$ 38,428
AUDIT ADJUSTMENTS:		
Increase in Capital Lease Obligation	$ (1,367)	
Audit Adjustments (net)		(1,367)
Net Capital Per Schedule I		$ 37,061

See auditors' report.

END